

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2019

Mondher Mahjoubi
Chief Executive Officer
Innate Pharma S.A.
117 Avenue de Luminy, BP 30191
13009 Marseille, France

   Re: **Innate Pharma S.A.**
      Draft Registration Statement on Form F-1
      Exhibit Nos. 10.1-10.4
      Submitted August 30, 2019
      File No. 377-02690

Dear Dr. Mahjoubi:

   We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

          Sincerely,

          Division of Corporation Finance